File No. 812-15957

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PENNANTPARK INVESTMENT ADVISERS, LLC, PENNANTPARK PRIVATE INCOME FUND ADVISERS LLC, PENNANTPARK INVESTMENT CORPORATION, PENNANTPARK FLOATING RATE CAPITAL LTD., PENNANTPARK ENHANCED INCOME FUND, PENNANTPARK PRIVATE INCOME FUND, PNNT INVESTMENT HOLDINGS, LLC, PNNT INVESTMENT HOLDINGS II, LLC PFLT INVESTMENT HOLDINGS, LLC, PFLT INVESTMENT HOLDINGS II, LLC PENNANTPARK FLOATING RATE FUNDING I, LLC, PENNANTPARK FLOATING RATE FUNDING II, LLC, PENNANTPARK CLO I, LTD., PENNANTPARK CLO II, LTD., PENNANTPARK CLO VIII, LLC, PENNANTPARK CLO 11, LLC, PENNANTPARK CAPITAL LIQUIDITY SOLUTIONS, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND II, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND III, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND IV AGGREGATOR, LP, PENNANTPARK SENIOR CREDIT FUND, LLC, PENNANTPARK SENIOR CREDIT FUND LEVERED, LP, PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, LEVERED SERIES, PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, UNLEVERED SERIES, PENNANTPARK SENIOR CREDIT FUND II LUXEMBOURG UNLEVERED MASTER FUND SCSP SICAV-RAIF, BERKELEY ROAD WC FUNDING SPV 2, LP, SP CREDIT ACQUISITIONS LLC, PENNANTPARK SENIOR CREDIT FUND SMA, LP, TPDS I PLATINUM HOLDINGS LP, PENNANTPARK SENIOR LOAN FUND, LLC, PENNANTPARK SENIOR SECURED LOAN FUND I LLC, AND PENNANTPARK SENIOR SECURED LOAN FUND II LLC

1691 Michigan Avenue, Suite 500

Miami Beach, FL 33139

(212) 905-1000

AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

1691 Michigan Avenue, Suite 500

Miami Beach, FL 33139

Telephone: (212) 905-1000

Copies to:

Thomas J. Friedman, Esq.

Paul S. Stevens, Esq.

Dechert LLP

One International Place,

40th Floor, 100 Oliver Street,

Boston, MA, 02110-2605

(617) 728-7120

May 4, 2026

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

PENNANTPARK INVESTMENT ADVISERS, LLC, PENNANTPARK PRIVATE INCOME FUND ADVISERS LLC, PENNANTPARK INVESTMENT CORPORATION, PENNANTPARK FLOATING RATE CAPITAL LTD., PENNANTPARK ENHANCED INCOME FUND, PENNANTPARK PRIVATE INCOME FUND, PNNT INVESTMENT HOLDINGS, LLC, PNNT INVESTMENT HOLDINGS II, LLC PFLT INVESTMENT HOLDINGS, LLC, PFLT INVESTMENT HOLDINGS II, LLC PENNANTPARK FLOATING RATE FUNDING I, LLC, PENNANTPARK FLOATING RATE FUNDING II, LLC, PENNANTPARK CLO I, LTD., PENNANTPARK CLO II, LTD., PENNANTPARK CLO VIII, LLC, PENNANTPARK CLO 11, LLC, PENNANTPARK CAPITAL LIQUIDITY SOLUTIONS, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND II, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND III, LP, PENNANTPARK CREDIT OPPORTUNITIES FUND IV AGGREGATOR, LP, PENNANTPARK SENIOR CREDIT FUND, LLC, PENNANTPARK SENIOR CREDIT FUND LEVERED, LP, PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, LEVERED SERIES, PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, UNLEVERED SERIES, PENNANTPARK SENIOR CREDIT FUND II LUXEMBOURG UNLEVERED MASTER FUND SCSP SICAV-RAIF, BERKELEY ROAD WC FUNDING SPV 2, LP, SP CREDIT ACQUISITIONS LLC, PENNANTPARK SENIOR CREDIT FUND SMA, LP, TPDS I PLATINUM HOLDINGS LP, PENNANTPARK SENIOR LOAN FUND, LLC, PENNANTPARK SENIOR SECURED LOAN FUND I LLC, AND PENNANTPARK SENIOR SECURED LOAN FUND II LLC

1691 MICHIGAN AVENUE, SUITE 500

MIAMI BEACH, FL 33139

File No. 812-15957

: : : : : : : : : : : : : : : : : : : : : : :	AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on October 28, 2022 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	PennantPark Investment Corporation, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act (“PNNT”);

•	PennantPark Floating Rate Capital Ltd., a closed-end management investment company that has elected to be regulated as a BDC (“PFLT”);

•	PennantPark Private Income Fund, a closed-end management investment company that has elected to be regulated as a BDC (“PPIF”);

•	PennantPark Enhanced Income Fund, a registered closed-end management investment company (“PEIF” and, together with PNNT, PFLT and PPIF, the “Existing Regulated Funds”);

•	PennantPark Investment Advisers, LLC, the investment adviser to PNNT, PFLT, PEIF, and the Existing Affiliated Funds (as defined below), on behalf of itself and its successors (“PPIA”);

•	PennantPark Private Income Fund Advisers LLC, the investment adviser to PPIF, on behalf of itself and its successors (“PPIFA” and, together with PPIA, “PennantPark”);

•

Each investment vehicle set forth on Schedule A hereto, each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of an Existing Regulated Fund (the “Existing Wholly-Owned Subsidiaries”);

•

Each investment vehicle set forth on Schedule B hereto, each of which is a separate and distinct legal entity and each of which is a Joint Venture (as defined below) of an Existing Regulated Fund (the “Existing Joint Ventures”); and

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	PennantPark Investment Advisers, LLC, et al., (File No. 812-15305) Release No. 34723 (Oct. 3, 2022) (notice), Release No. 34742 (Oct. 28, 2022) (order).

•

Each investment fund set forth on Schedule C hereto, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and, together with the Existing Regulated Funds, the Existing Wholly-Owned Subsidiaries, the Existing Joint Ventures, and PennantPark, the “Applicants”).[3]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4 and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

[3]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means the Existing Wholly-Owned Investment Subsidiaries and any Future Wholly-Owned Investment Subsidiaries. “Future Wholly-Owned Investment Subsidiaries” means the Existing Wholly-Owned Investment Subsidiaries and any Future Wholly-Owned Investment Subsidiaries. “Future Wholly-Owned Investment Subsidiaries” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means the Existing Joint Ventures and any Future Joint Venture. “Future Joint Venture” means the Existing Joint Ventures and any Future Joint Venture. “Future Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means PPIA and PPIFA and any other investment adviser controlling, controlled by, or under common control with PPIA or PPIFA. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	PNNT

PNNT was organized as a Maryland corporation on January 11, 2007. PNNT is a closed-end, externally managed, non-diversified investment company that has elected to be regulated as a BDC under the 1940 Act. PNNT has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to qualify as a RIC in the future. PNNT’s principal place of business is 1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139.

PNNT’s investment objective is to generate both current income and capital appreciation through debt and equity investments. PNNT has a five-member board (the “PNNT Board”), of which four members are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.9

B.	PFLT

PFLT was formed as a Maryland corporation on October 28, 2010. PFLT is a closed-end, externally managed, non-diversified investment company that has elected to be regulated as a BDC under the 1940 Act. PFLT has elected to be treated as a RIC under Subchapter M of the Code and intends to continue to qualify as a RIC in the future. PFLT’s principal place of business is 1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139.

PFLT’s investment objective is to generate current income and capital appreciation by investing primarily in floating rate loans and other investments made to U.S. private middle-market companies. PFLT has a five-member board (the “PFLT Board”), of which four are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	PPIF

PPIF was formed as a Delaware statutory trust on April 24, 2025. PPIF is a closed-end, externally managed, non-diversified investment company that has elected to be regulated as a BDC under the 1940 Act. PPIF intends to elect to be treated as a RIC under Subchapter M of the Code and intends to qualify as a RIC in the future. PPIF’s principal place of business is 1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139.

PPIF’s investment objective is to generate current income and capital appreciation by investing primarily in senior secured debt of U.S. middle-market companies with last twelve-month earnings of between $10 million and $50 million. PPIF has a six-member board (the “PPIF Board”), of which four are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	PEIF

PEIF was formed as a Delaware statutory trust on July 8, 2025. PEIF is a continuously offered, externally managed, non-diversified, closed-end management investment company that has registered as an investment company under the 1940 Act and operates as an interval fund. PEIF intends to elect to be treated as a RIC under Subchapter M of the Code and intends to qualify as a RIC in the future. PEIF’s principal place of business is 1691 Michigan Avenue, Suite 500, Miami Beach, FL 33139.

PEIF’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation by investing primarily in junior debt tranches of collateralized loan obligations that own a pool of senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated (commonly known as “junk” bonds). PEIF has a six-member board (the “PEIF Board”), of which four are not “interested” persons of the Fund within the meaning of Section 2(a)(19) of the 1940 Act.

E.	The Existing Wholly-Owned Subsidiaries

Each of the Existing Wholly-Owned Subsidiaries is a direct or indirect wholly-owned subsidiary of an Existing Regulated Fund whose business purpose is to hold one or more investments on behalf of such Existing Regulated Fund. Each Existing Wholly-Owned Subsidiary is a separate and distinct legal entity. The Existing Wholly-Owned Subsidiaries have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Wholly-Owned Subsidiaries is included on Schedule A hereto.

F.	The Existing Joint Ventures

Each of the Existing Joint Ventures is an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other material decisions in respect of such joint venture, must be approved by a board or committee, as applicable, consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). Each Existing Joint Venture is a separate and distinct legal entity. The Existing Joint Ventures have investment objectives and strategies that are substantially the same as, or a subset of, those of the applicable Existing Regulated Fund. A list of the Existing Joint Ventures is included on Schedule B hereto.

G.	The Existing Affiliated Funds

The Existing Affiliated Funds are investment funds each of whose investment adviser and investment sub-adviser (if any) is an Adviser and each of which would be an investment company but for Section 3(c)(7) of the 1940 Act. A list of the Existing Affiliated Funds is included on Schedule C hereto.10

H.	PPIA

PPIA serves as the investment adviser of PNNT, PFLT, PEIF and the Existing Affiliated Funds, as applicable, and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. PPIA is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, PPIA’s sole clients that intend to rely on the Order are PNNT, PFLT, PEIF, and the Existing Affiliated Funds.

[10]

In the future, the Affiliated Fund may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

I.	PPIFA

PPIFA is a wholly-owned subsidiary of PPIA. PPIFA serves as the investment adviser of PPIF and either it or another Adviser will serve as the investment adviser to any Future Regulated Fund. Each of PPIA and PPIFA is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. On the date of this Application, PPIFA’s sole client that intends to rely on the Order is PPIF.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to PPIA, PPIFA and any other Advisers that are deemed to be affiliated persons of PPIA or PPIFA, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with PPIA, PPIFA, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a) Prior to any Disposition18 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.19

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Allocation Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

7.	Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).20

[20]

If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).21 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[21]

See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Arthur H. Penn

PennantPark Investment Advisers, LLC

1691 Michigan Avenue, Suite 500

Miami Beach, FL 33139

Telephone: (212) 905-1000

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Thomas J. Friedman, Esq.

Paul S. Stevens, Esq.

Dechert LLP

One International Place,

40th Floor, 100 Oliver Street,

Boston, MA, 02110-2605

(617) 728-7120

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 4th day of May, 2026.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK PRIVATE INCOME FUND

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK ENHANCED INCOME FUND

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

PENNANTPARK PRIVATE INCOME FUND ADVISERS LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

PNNT INVESTMENT HOLDINGS, LLC

PNNT INVESTMENT HOLDINGS II, LLC

PFLT INVESTMENT HOLDINGS, LLC

PFLT INVESTMENT HOLDINGS II, LLC

PENNANTPARK FLOATING RATE FUNDING I, LLC

PENNANTPARK FLOATING RATE FUNDING II, LLC

PENNANTPARK CLO I, LTD.

PENNANTPARK CLO II, LTD.

PENNANTPARK CLO VIII, LLC

PENNANTPARK CLO 11, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

PENNANTPARK SENIOR LOAN FUND, LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

PENNANTPARK SENIOR SECURED LOAN FUND I LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

PENNANTPARK SENIOR SECURED LOAN FUND II LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

PENNANTPARK CREDIT OPPORTUNITIES FUND II, LP

PENNANTPARK CREDIT OPPORTUNITIES FUND III, LP

PENNANTPARK CREDIT OPPORTUNITIES FUND IV AGGREGATOR, LP

PENNANTPARK CAPITAL LIQUIDITY SOLUTIONS, LP

PENNANTPARK SENIOR CREDIT FUND, LLC

PENNANTPARK SENIOR CREDIT FUND LEVERED, LP

PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, LEVERED SERIES

PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, UNLEVERED SERIES

PENNANTPARK SENIOR CREDIT FUND II LUXEMBOURG UNLEVERED MASTER FUND SCSP SICAV-RAIF

BERKELEY ROAD WC FUNDING SPV 2, LP

SP CREDIT ACQUISITIONS LLC

PENNANTPARK SENIOR CREDIT FUND SMA, LP

TPDS I PLATINUM HOLDINGS LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Investment Corporation, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT CORPORATION

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Floating Rate Capital Ltd., that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK FLOATING RATE CAPITAL LTD.

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Private Income Fund, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK PRIVATE INCOME FUND

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Enhanced Income Fund, that he is the Chief Executive Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK ENHANCED INCOME FUND

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Chief Executive Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Investment Advisers, LLC, that he is the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK INVESTMENT ADVISERS, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of PennantPark Private Income Fund Advisers LLC, that he is the Managing Member of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK PRIVATE INCOME FUND ADVISERS LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the following Applicants, that he is the Authorized Signatory of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PNNT INVESTMENT HOLDINGS, LLC

PNNT INVESTMENT HOLDINGS II, LLC

PFLT INVESTMENT HOLDINGS, LLC

PFLT INVESTMENT HOLDINGS II, LLC

PENNANTPARK FLOATING RATE FUNDING I, LLC

PENNANTPARK FLOATING RATE FUNDING II, LLC

PENNANTPARK CLO I, LTD.

PENNANTPARK CLO II, LTD.

PENNANTPARK CLO VIII, LLC PENNANTPARK CLO 11, LLC

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the following Applicants, that he is the Authorized Signatory of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK SENIOR LOAN FUND, LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

PENNANTPARK SENIOR SECURED LOAN FUND I LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

PENNANTPARK SENIOR SECURED LOAN FUND II LLC

By:	PennantPark Investment Administration, LLC, its administrative agent

	By:	/s/ Arthur H. Penn
	Name:	Arthur H. Penn
	Title:	Managing Member

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of the following Applicants, that he is the Authorized Signatory of such entities and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PENNANTPARK CREDIT OPPORTUNITIES FUND II, LP

PENNANTPARK CREDIT OPPORTUNITIES FUND III, LP

PENNANTPARK CREDIT OPPORTUNITIES FUND IV AGGREGATOR, LP

PENNANTPARK CAPITAL LIQUIDITY SOLUTIONS, LP

PENNANTPARK SENIOR CREDIT FUND, LLC

PENNANTPARK SENIOR CREDIT FUND LEVERED, LP

PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, LEVERED SERIES

PENNANTPARK SENIOR CREDIT FUND II AGGREGATOR, LP, UNLEVERED SERIES

PENNANTPARK SENIOR CREDIT FUND II LUXEMBOURG UNLEVERED MASTER FUND SCSP SICAV-RAIF

BERKELEY ROAD WC FUNDING SPV 2, LP

SP CREDIT ACQUISITIONS LLC

PENNANTPARK SENIOR CREDIT FUND SMA, LP

TPDS I PLATINUM HOLDINGS LP

By:	/s/ Arthur H. Penn
Name:	Arthur H. Penn
Title:	Authorized Signatory

Schedule A

Existing Wholly-Owned Subsidiary of PennantPark Investment Corporation:

PNNT Investment Holdings, LLC

PNNT Investment Holdings II, LLC

Existing Wholly-Owned Subsidiaries of PennantPark Floating Rate Capital Ltd.:

PFLT Investment Holdings, LLC

PFLT Investment Holdings II, LLC

PennantPark Floating Rate Funding I, LLC

PennantPark Floating Rate Funding II, LLC

PennantPark CLO I, Ltd.

PennantPark CLO II, Ltd.

PennantPark CLO VIII, LLC

PennantPark CLO 11, LLC

Schedule B

Existing Joint Venture of PennantPark Investment Corporation:

PennantPark Senior Loan Fund, LLC

Existing Joint Ventures of PennantPark Floating Rate Capital Ltd.:

PennantPark Senior Secured Loan Fund I LLC

PennantPark Senior Secured Loan Fund II LLC

Schedule C

Existing Affiliated Funds:

PennantPark Credit Opportunities Fund II, LP

PennantPark Credit Opportunities Fund III, LP

PennantPark Credit Opportunities Fund IV Aggregator, LP

PennantPark Capital Liquidity Solutions, LP

PennantPark Senior Credit Fund, LLC

PennantPark Senior Credit Fund Levered, LP

Berkeley Road WC Funding SPV 2, LP

SP Credit Acquisitions, LLC

PennantPark Senior Credit Fund, SMA, LP

TPDS I Platinum Holdings LP

PennantPark Senior Credit Fund II Aggregator, LP, Levered Series

PennantPark Senior Credit Fund II Aggregator, LP, Unlevered Series

PennantPark Senior Credit Fund II Luxembourg Unlevered Master Fund SCSp SICAV-RAIF

EXHIBIT A

Resolutions of the Directors/Trustees of PennantPark Floating Rate Capital Ltd. (“PFLT”), PennantPark Investment Corporation (“PNNT”), PennantPark Private Income Fund (“PPIF”) and PennantPark Enhanced Income Fund (“PEIF”)

WHEREAS, the Board of Directors of each of PFLT,PNNT, PPIF and PEIF deem it is advisable and in the best interest of the applicable Fund to file with the SEC an application for an order pursuant to Sections 17(d) and 57(i) of the 1940 Act, and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of the Adviser and the Authorized Officers of each of PFLT, PNNT, PPIF and PEIF be, and each of them hereby is, authorized and directed on behalf of the applicable Fund and in its name and on behalf of the applicable Fund, to prepare, execute, and cause to be filed with the SEC an Application for an Order of Exemption, substantially in the form presented to the Board of Directors/Trustees of each of PFLT,PNNT, PPIF and PEIF, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the applicable Fund be, and each of them hereby is, with respect to the applicable Fund, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the applicable Fund or any of its respective directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the applicable Fund.